                                                                     EXHIBIT (1)


THIRD QUARTER REPORT 2000

                               [HYDROGENICS LOGO]

Fellow Shareholders,

Having recently completed our initial public offering in Canada and the United States, it is with great pleasure that I write to you to report on our third quarter results.

To date, the Year 2000 has been a landmark year for Hydrogenics. Our achievements during the past nine months have been very encouraging and have strengthened our conviction that as a company we have chosen our goals well, and have thus far charted our course with attainable and meaningful milestones.

We are delighted to report to the shareholders that we have achieved substantial growth and progress in all facets of our business during the first three quarters of 2000. Solid growth indicators include a significant increase in revenue, the successful introduction of new and innovative products, a broadening of our customer base, and further rapid development of our fuel cell technology.

One of our primary goals for 2000 was to increase sales of our proprietary line of FCATS(TM) systems, which are used for the testing and control of fuel cells and fuel cell components. Our third quarter results show that we are achieving this goal with revenues up 350% from the same period last year. We believe that the success of our FCATS(TM) business, our 'today' business, sets us apart from our competitors, and we are proud of that.

The attraction of our FCATS(TM) business extends beyond the growing revenue it generates. We have always believed that our near and long term strategy for penetration into the broad automotive, stationary, and portable markets will build on our FCATS(TM) expertise. Hence, the innovation and growth of our 'today' business is doubly rewarding in view of our long term objectives.

Highlights from our third quarter reveal strong financial growth and significant technology advancements.

Business highlights include:

-     our revenue for the quarter increased 350% over the same period last year

-     our first Asian market sale was achieved

-     an Asia-Pacific sales office was established in Tokyo

-     facilities expanded from 14,000 square feet to 95,000 square feet

Advancements in our fuel cell technology include:

- our 3rd generation PEM fuel cell stack with large active area was manufactured and tested in the third quarter. It has achieved over 300 hours of continuous operation over the quarter, and continues to undergo endurance testing. Significant advances in power density, durability and manufacturability were achieved.

- our 2nd generation regenerative electrolyzer/fuel cell was assembled and operated for about 700 hours in the electrolyzer mode, experiencing negligible degradation. Improvements of over 50% in electrolysis efficiency were achieved through improved stack design, advanced materials, and special proprietary coating, sealing and assembly techniques. Performance, durability and scale-up are ongoing.

- our compact PEM fuel cell stack, ambient pressure, targeted for HyTEF (remote) applications, achieved over 500 hours of continuous operation and is scheduled to be integrated with a controller for demonstration sometime during the next two quarters.

Advancements in our test and control systems include:

- we delivered a novel AC Impedance measuring device, capable of measuring the internal resistance of fuel cell stacks non-intrusively and in real-time. We are experiencing strong market demand for this new product because of its potential applications in embedded automotive systems.

- we delivered our first 85kW PEM fuel cell system development station, targeted at the automotive and bus fuel cell markets. The unit underwent functional testing and commissioning in the latter part of the quarter and is now operating at a major client's site.

      Looking forward, we are prepared to execute our business plan with continued vigor. Over the next 15 months we anticipate that revenue from our 'today' business will continue to grow along with our customer base. As well, we believe that the encouraging progress we are seeing in our fuel cell power technology will lead the way to new products and expanded markets. In addition, we intend to pursue collaboration and partnership opportunities with other organizations that will facilitate commercialization of our power generation products.

      We remain confident that our commercial product lines of 'today' will play a prominent role in the fuel cell applications of 'tomorrow'. We are excited about what we have achieved and believe that Hydrogenics is well positioned for continued growth, as fuel cell technology moves resolutely from the laboratory to daily use.

      "Pierre Rivard"

      Pierre Rivard
      Chief Executive Officer

Statements have been made in this report that constitute "forward-looking statements". Investors are cautioned that all forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "will", "expects", "anticipates", "plans", "believes" or "potential", or the negative of these terms or other comparable terminology. Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. Investors are encouraged to review the section titled "Risk Factors" in our recently filed prospectus for a more complete discussion of factors that could affect Hydrogenics' future performance.

Financial Highlights

All amounts reported are in US dollars.

Revenues for the three months ended September 30, 2000 increased 350% to $2.6 million from $0.6 million for the three months ended September 30, 1999. Revenues for the nine months ended September 30, 2000 increased 420% to $7.0 million from $1.3 million for the nine months ended September 30, 1999. This growth reflects an increase in sales of fuel cell test and control systems to an expanded customer base and introduction of new fuel cell test and control products.

Cost of revenues as a percentage of revenue decreased to 72% for the three months ended September 30, 2000 from 82% for the three months ended September 30, 1999. Cost of revenues as a percentage of revenue decreased to 68% for the nine months ended September 30, 2000 from 78% for the nine months ended September 30, 1999.

Operating expenses (excluding research and development) increased to $0.5 million for the three months ended September 30, 2000 from $0.2 million for the three months ended September 30, 1999. Operating expenses (excluding research and development) increased to $1.2 million for the nine months ended September 30, 2000 from $0.4 million for the nine months ended September 30, 1999. This increase reflects the expansion of our sales and marketing activities, related expenses to support the start-up of our Tokyo office, an increase in professional advisory fees resulting from our private placement financing in January, 2000 and our continued investment in staff, facilities and information systems.

Research and development expenses increased to $0.3 million for the three months ended September 30, 2000 from $0.2 million for the three months ended September 30, 1999. For the nine months ended September 30, 2000 research and development expenses increased to $0.7 million from $0.4 million for the nine months ended September 30, 1999. We receive grants that partially offset these expenses. Grants received were $0.1 million for the nine months ended September 30, 2000, and $0.2 million for the nine months ended September 30, 1999. We anticipate that our research and development expenses will increase significantly in future periods as a result of increased investment by us in our research program.

As a result of the above, we recorded a net loss of $0.1 million for the three months ended September 30, 2000 compared to a net loss of $0.2 million for the three months ended September 30, 1999. Our earnings (loss) per share was $0.00 for the three months ended September 30, 2000 compared to earnings (loss) per share of ($0.01) for the three months ended September 30, 1999. For the nine months ended September 30, 2000, our earnings (loss) per share was $0.00 compared to earnings (loss) per share of ($0.02) for the nine months ended September 30, 1999.

HYDROGENICS CORPORATION

Financial Statements
(Unaudited)
SEPTEMBER 30, 2000
(expressed in U.S. dollars)

HYDROGENICS CORPORATION
BALANCE SHEET
--------------------------------------------------------------------------------

(expressed in U.S. dollars)

                                                DECEMBER 31,         SEPTEMBER 30,
                                                     1999               2000
                                                       $                  $
                                                                    (Unaudited)
ASSETS

CURRENT ASSETS

Cash and cash equivalents                           453,380          1,307,023
Accounts receivable and unbilled revenues           992,930          2,667,432
Grants receivable                                   142,530            116,275
Inventories of raw materials                        117,210            902,084
Prepaid expenses                                      8,067            270,959
                                                 ----------         ----------

                                                  1,714,117          5,263,773

DEFERRED COSTS                                           --            635,863

CAPITAL ASSETS                                      249,755            828,056
                                                 ----------         ----------

                                                  1,963,872          6,727,692
                                                 ----------         ----------


LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities            952,849          1,612,391
Income taxes payable                                  8,869            266,305
Dividends payable on preferred shares                51,964            208,990
Customer deposits                                        --             44,693
                                                 ----------         ----------

                                                  1,013,682          2,132,379

LOAN PAYABLE                                             --             92,701
PREFERRED SHARES (note 3)                           912,423          4,005,179
                                                 ----------         ----------

                                                  1,926,105          6,230,259
                                                 ----------         ----------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 3)                              145,273            591,513

DEFICIT                                            (107,506)           (78,077)

CURRENCY TRANSLATION ADJUSTMENT                          --            (16,003)
                                                 ----------         ----------

                                                     37,767            497,433
                                                 ----------         ----------

                                                  1,963,872          6,727,692
                                                 ----------         ----------

APPROVED BY THE BOARD OF DIRECTORS:

     "PIERRE RIVARD"                          "NORMAN SEAGRAM"
     PIERRE RIVARD, DIRECTOR, CEO             NORMAN SEAGRAM, CHAIRMAN


HYDROGENICS CORPORATION
Statements of Operations and Deficit
------------------------------------------------------------------------------

(expressed in U.S. dollars)



                                                    THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                        SEPTEMBER 30,                         SEPTEMBER 30,
                                               -----------------------------         -----------------------------
                                                  1999                2000              1999               2000
                                                    $                   $                 $                  $
                                                         (Unaudited)                          (Unaudited)
REVENUES                                          567,884          2,568,773          1,342,125          7,027,859

COST OF REVENUES                                  466,463          1,858,358          1,044,289          4,780,826
                                               ----------         ----------         ----------         ----------

                                                  101,421            710,415            297,836          2,247,033
                                               ----------         ----------         ----------         ----------

OPERATING EXPENSES

Selling, general and administration               145,853            431,462            411,828          1,182,529
Research and development                          176,937            268,734            369,934            678,196
Research and development grants                   (44,033)           (35,400)          (175,477)          (140,842)
Depreciation of capital assets                      5,049             33,436             10,216             56,025
                                               ----------         ----------         ----------         ----------

                                                  283,806            698,232            616,501          1,775,908
                                               ----------         ----------         ----------         ----------

INCOME (LOSS) FROM OPERATIONS                    (182,385)            12,183           (318,665)           471,125
                                               ----------         ----------         ----------         ----------

OTHER (INCOME) EXPENSES
Accrued dividends and amortization of
    discount on preferred shares                   18,295             81,894             54,887            230,665
Other interest and bank charges                    (7,025)           (16,087)           (16,973)           (57,367)
                                               ----------         ----------         ----------         ----------

                                                   11,270             65,807             37,914            173,298
                                               ----------         ----------         ----------         ----------

INCOME (LOSS) BEFORE INCOME TAXES                (193,655)           (53,624)          (356,579)           297,827
                                               ----------         ----------         ----------         ----------

INCOME TAX EXPENSE (BENEFIT)

Current                                                --                 --             (5,751)           268,398
Future                                                 --                 --             (9,353)                --
                                               ----------         ----------         ----------         ----------

                                                       --                 --            (15,104)           268,398
                                               ----------         ----------         ----------         ----------

NET INCOME (LOSS) FOR THE PERIOD                 (193,655)           (53,624)          (341,475)            29,429

RETAINED EARNINGS (DEFICIT) - BEGINNING
    OF PERIOD                                     (46,592)           (24,453)           101,228           (107,506)
                                               ----------         ----------         ----------         ----------

DEFICIT - END OF PERIOD                          (240,247)           (78,077)          (240,247)           (78,077)
                                               ----------         ----------         ----------         ----------

EARNINGS (LOSS) PER SHARE (note 5)                  (0.01)              0.00              (0.02)              0.00

HYDROGENICS CORPORATION
STATEMENT OF CASH FLOWS
------------------------------------------------------------------------------

(expressed in U.S. dollars)


                                                        NINE MONTHS ENDED SEPTEMBER 30,
                                                        -------------------------------
                                                           1999               2000
                                                             $                  $
                                                                 (Unaudited)
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Net income (loss) for the period                          (341,475)            29,429
Items not affecting cash
    Depreciation of capital assets                          10,216             56,025
    Amortization of discount on preferred shares            15,914             67,769
    Future income taxes                                     (9,353)                --
Net change in non-cash working capital (note 4)            (60,766)        (1,689,537)
                                                        ----------         ----------

                                                          (385,464)        (1,536,314)
                                                        ----------         ----------

INVESTING ACTIVITIES

Purchase of capital assets                                (215,568)          (644,883)
                                                        ----------         ----------

FINANCING ACTIVITIES

Preferred shares issued - net of issuance costs                 --          3,623,348
Common shares issued                                            --              4,052
Increase in loan payable                                        --             94,405
Increase in deferred costs                                      --           (635,863)
                                                        ----------         ----------

                                                                --          3,085,942
                                                        ----------         ----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
    DURING THE PERIOD                                     (601,032)           904,745

EFFECT OF EXCHANGE RATE ADJUSTMENTS                             --            (51,102)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD            818,617            453,380
                                                        ----------         ----------

CASH AND CASH EQUIVALENTS - END OF PERIOD                  217,585          1,307,023
                                                        ----------         ----------

HYDROGENICS CORPORATION
Notes to Financial Statements
(Unaudited) SEPTEMBER 30, 2000
------------------------------------------------------------------------------

(expressed in U.S. dollars)

1   DESCRIPTION OF BUSINESS

    Hydrogenics Corporation designs and develops proton-exchange membrane, or PEM, fuel cell automated test stations. The company's principal customers include automotive companies, fuel cell developers and component suppliers principally located in Canada, the United States and United Kingdom.

2   UNAUDITED INTERIM FINANCIAL STATEMENTS

    The unaudited balance sheet as at September 30, 2000 and the unaudited statements of operations and deficit and cash flows for the nine months ended September 30, 2000 have been prepared in accordance with Canadian generally accepted accounting principles and, in the opinion of management, have been prepared on the same basis as the audited financial statements and include all adjustments necessary for the fair statement of the results of the interim periods. All adjustments reflected in the financial statements are of a normal recurring nature. The data disclosed in the notes to the financial statements for this period is also unaudited. Results for the nine months ended September 30, 2000 are not necessarily indicative of the results to be expected for the full year.

    The functional currency of the company is the Canadian dollar. Effective December 31, 1999, the U.S. dollar was adopted as the reporting currency and the financial information for 1999 and prior years has been presented in U.S. dollars in accordance with a translation of convenience method using the exchange rate at December 31, 1999 of US$1.00 - CAN$1.4433 being the Bank of Canada noon buying rate at December 31, 1999. For periods subsequent to December 31, 1999, the Canadian dollar amounts are translated into the reporting currency using the current rate method, whereby assets and liabilities are translated at the period-end exchange rate, and revenues and expenses are translated at the average exchange rate for the period. Gains or losses from translation into the reporting currency are included in the cumulative translation adjustment in shareholders' equity.

3   SHARE CAPITAL AND PREFERRED SHARES

    The authorized capital stock of the company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. On January 21, 2000, the 3,000,000 issued and outstanding common shares were reduced to 2,812,500 common shares through a reverse share split. On September 29, 2000, the number of outstanding common shares was increased to 19,708,500 through a share split. The effects of the share splits have been recognized retroactively in all share and per share data in the accompanying financial statements and notes.

    The 750,000 Series A (CAN$1,500,000) and 510,500 Series B (CAN$5,360,250)
    preferred shares are cumulative, voting, convertible and redeemable. The preferred shares are redeemable upon demand by the holder at face value plus a 5% annual dividend, payable in cash, on the earlier of December 31, 2003 for Series A and January 24, 2005 for Series B, or in the event of non-compliance under the shareholders' agreement. The total amount payable, should redemption of the Series A preferred shares occur on December 31, 2003, and Series B occur on January 24, 2005, will be $1,299,106 (CAN$1,875,000) and $4,642,356 (CAN$6,700,312), respectively. At September
    30, 2000, dividends payable amounted to $208,990


                                                                             (1)

HYDROGENICS CORPORATION
Notes to Financial Statements
(Unaudited) SEPTEMBER 30, 2000
------------------------------------------------------------------------------

(expressed in U.S. dollars)


     (CAN$314,948). Conversion for each preferred share may occur at the option of the holder for no consideration into seven common shares.

    The number of common shares issuable on conversion will be adjusted in the event that an anti-dilution event occurs pursuant to the operation of the anti-dilution provisions. At conversion, the preferred shareholders are entitled to receive cumulative dividends accrued to the date of conversion. Automatic conversion will occur upon completion of a public underwriting whereby the common shares are listed on a North American stock exchange, the offering price is not less than CAN$2.14 per share, and the net proceeds to the company are not less than CAN$15 million. The holders of the preferred shares are entitled to vote with the holders of the common shares as if conversion had occurred.

    At September 30, 2000, The preferred shares have a liability and equity component. The liability component is $4,005,179 based on the discounted future cash flows to the holders of the preferred shares. The remaining $566,675 is included in other equity within share capital.

    On November 1, 2000, all outstanding Series A and Series B preferred shares were converted into 8,823,500 common shares upon the closing of the company's initial public offering.

    ISSUED AND OUTSTANDING

                                                                                      DECEMBER 31,          SEPTEMBER 30,
                                                                                              1999                   2000
                                                                                                 $                      $

        19,708,500 (December 31, 1999 - 19,687,500) common shares                            20,786                 24,838
        Other equity                                                                        124,487                566,675
                                                                                            -------                -------
                                                                                            145,273                591,513
                                                                                            -------                -------

    On January 24, 2000, the company issued 510,500 Series B preferred shares for $7.23 (CAN$10.50) each in a private placement. The total proceeds received were $3,623,348 (CAN$5,261,142), net of share issuance costs of $67,567.

    During 2000, the company adopted a broad-based employee share option plan. This plan replaces previous employee share purchase arrangements. The number of common shares that may be made subject to option under the share option plan is limited to 4,641,000. All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the board of directors. As of September 30, 2000, 2,619,845 options are fully vested and the remainder vest over periods ranging from two to four years from the date of grant. Options were granted to employees and directors in the nine months ended September 30, 2000.


                                                                             (2)

HYDROGENICS CORPORATION
Notes to Financial Statements
(Unaudited) SEPTEMBER 30, 2000
------------------------------------------------------------------------------

(expressed in U.S. dollars)

                                                                                  WEIGHTED
                                                        OPTIONS FOR                AVERAGE
                                                             COMMON         EXERCISE PRICE
                                                             SHARES                   CAN$

         Balance - December 31, 1999                       1,394,533                  0.22
         Options granted                                   1,944,467                  0.24
                                                           ---------                  ----

         Balance - March 31, 2000                          3,339,000                  0.23
         Options granted                                     452,550                  2.30
         Options exercised                                   (21,000)                 0.29
                                                           ---------                  ----

         Balance - June 30, 2000                           3,770,550                  0.48
         Options granted                                      34,300                  9.04
                                                           ---------                  ----

         Balance - September 30, 2000                      3,804,850                  0.56
                                                           ---------                  ----


    The following table summarizes information about the company's share options outstanding as at September 30, 2000.

                                                                     NUMBER                WEIGHTED                 NUMBER
                                                             OUTSTANDING AT                 AVERAGE         EXERCISABLE AT
         EXERCISE PRICE                                       SEPTEMBER 30,               REMAINING          SEPTEMBER 30,
                     CAN$                                              2000        CONTRACTUAL LIFE                   2000
                     0.05                                         1,312,500              9.15 years               1,221,158
                     0.29                                         1,834,000              9.05 years               1,237,488
                     1.05                                           420,000              9.45 years                 148,552
                     1.50                                            32,900              9.75 years                   2,056
                     2.11                                            21,000              9.75 years                   1,313
                     2.23                                            10,500              9.75 years                     656
                     3.01                                             1,400              9.75 years                      88
                     3.38                                             7,000              9.75 years                     437
                     3.80                                             3,500              9.75 years                     219
                     4.29                                             4,200              9.75 years                      88
                     4.64                                            35,000              9.75 years                   2,187
                     5.00                                            74,550              9.75 years                   4,222
                     5.07                                            14,000              9.75 years                     875
                     6.43                                            10,500              9.75 years                     128
                     9.29                                             7,000              9.75 years                     103
                    10.00                                             3,150              9.75 years                      39
                    10.71                                            13,650              9.75 years                     236
                                                                  ---------                                       ---------
                                                                  3,804,850                                       2,619,845
                                                                  ---------                                       ---------


                                                                             (3)

HYDROGENICS CORPORATION
Notes to Financial Statements
(Unaudited) SEPTEMBER 30, 2000
------------------------------------------------------------------------------

(expressed in U.S. dollars)


4   STATEMENT OF CASH FLOWS

    Net change in non-cash operating working capital is as follows:

                                                                  NINE MONTHS ENDED
                                                                     SEPTEMBER 30,
                                                               ----------------------
                                                                 1999           2000
                                                                    $              $
        Decrease (increase) in current assets
           Accounts receivable and unbilled revenues          (617,287)    (1,734,350)
           Grants receivable                                    17,137         26,255
           Inventories                                          (3,363)      (812,580)
           Prepaid expenses                                    (13,644)      (294,680)
           Income taxes recoverable                             (5,750)             -
        Increase in current liabilities
           Accounts payable and accrued liabilities            523,168        659,542
           Income taxes payable                                      -        257,436
           Dividends payable                                    38,973        162,569
           Customer deposits                                         -         46,271
                                                               -------     ----------
                                                               (60,766)    (1,689,537)
                                                               -------     ----------


5   EARNINGS (LOSS) PER SHARE

    Earnings (loss) per share is calculated using the weighted average number of common shares outstanding for the period, which amounted to 19,695,624 shares at September 30, 2000 (September 30, 1999 - 19,687,500 shares). No effect has been given to the potential exercise of stock options and conversion of preferred shares in the calculation of fully diluted earnings
    (loss) per share in 2000 and 1999 as the effect would be anti-dilutive.

6   LETTER OF CREDIT

    The company has provided its landlord with a letter of credit of $441,480 (CAN$650,000) as security for lease payments on a newly leased facility. This letter of credit is secured by cash of $441,480 (CAN$650,000).

7   SUBSEQUENT EVENTS

    a)  SHARE OPTIONS

        The shareholders of the company approved the grant of 100,900 additional employee and director options to purchase common shares on October 6, 2000. These options have a ten-year term from the date of grant, vest over a four-year period, and allow the holder to acquire common shares for prices ranging from CAN$10.71 to CAN$12.14.


                                                                             (4)

HYDROGENICS CORPORATION
Notes to Financial Statements
(Unaudited) SEPTEMBER 30, 2000
------------------------------------------------------------------------------

(expressed in U.S. dollars)


    b)  INITIAL PUBLIC OFFERING

        On November 1, 2000, the company completed an initial public offering on the Nasdaq and Toronto Stock Exchanges, for net proceeds of approximately $76.5 million. All of the outstanding Series A and Series B preferred shares automatically converted into 8,823,500 common shares based on the conversion provisions of the preferred shares (note 3). Unaudited pro forma basic and diluted earnings (loss) per share, computed assuming the conversion of all outstanding preferred shares at the beginning of the year, or at the date of issuance if later, is $0.00 for the nine months ended September 30, 2000.

8 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

    The financial statements have been prepared in accordance with Canadian generally accepted accounting practices (Canadian GAAP), which differ in certain respects from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP).

    The reconciliation of net income (loss) for the three months and nine months ended September 30 based on Canadian GAAP to conform to U.S. GAAP is as follows:

                                                                    THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                        SEPTEMBER 30,                    SEPTEMBER 30,
                                                               --------------------------     ----------------------------

                                                                    1999            2000           1999              2000
                                                                       $               $              $                 $

        Net income (loss) for the period based on
             Canadian GAAP                                       (193,655)        (53,624)      (341,475)           29,429
        Accrued dividends and amortization of discount
             on preferred shares (i)                               18,295          81,894         54,887           230,665
        Change in reporting currency (iv)                           5,208               -          8,845                 -
        Stock-based compensation (ii)                             (17,051)       (346,541)       (17,051)       (2,296,693)
                                                               ----------      ----------     ----------        ----------

        Net loss for the period based on U.S. GAAP               (187,203)       (318,271)      (294,794)       (2,036,599)
        Other comprehensive income (loss) - foreign
             currency translation adjustment                         (666)        267,800          2,213           271,997
                                                               ----------      ----------     ----------        ----------

        Comprehensive income (loss) for the period
             based on U.S. GAAP                                  (187,869)        (50,471)      (292,581)       (1,764,602)
                                                               ----------      ----------     ----------        ----------

        Basic and diluted loss per share based on U.S.
             GAAP                                                   (0.01)          (0.01)         (0.01)            (0.09)
        Pro forma loss per share (vi)                                               (0.01)                           (0.07)
        Weighted average number of shares used in
             calculating basic and fully diluted
             earnings (loss) per share                         19,687,500      19,708,500     19,687,500        19,695,624


                                                                             (5)

HYDROGENICS CORPORATION
Notes to Financial Statements
(Unaudited) SEPTEMBER 30, 2000
------------------------------------------------------------------------------

(expressed in U.S. dollars)


    The effect of these adjustments on the shareholders' equity (deficiency) of the company is as follows:

                                                                                         DECEMBER 31,          SEPTEMBER 30,
                                                                                                 1999                   2000
                                                                                                    $                      $
           Shareholders' equity based on Canadian GAAP                                          37,767               497,433
           Equity component of preferred shares (i)                                           (124,487)             (566,675)
           Cumulative amortization of discount on preferred shares (i)                          21,220                88,991
           Currency translation adjustment related to preferred shares (i)                           -               (58,468)
                                                                                               -------               -------
           Shareholders' deficiency based on U.S. GAAP                                         (65,500)              (38,719)
                                                                                               -------               -------


i)  Preferred shares

        Under Canadian GAAP, convertible redeemable preferred shares are presented as debt and equity components on the balance sheets. The statements of operations include a charge for interest on the debt component and dividends. However, under U.S. GAAP, these preferred shares meet the definition of mandatorily redeemable shares, which are considered a component of temporary equity outside of shareholders' equity. They are recorded at face value and no accretion of a discount is necessary. Dividends are accrued each period and are charged directly to equity. In addition, a shareholders' equity reconciliation adjustment is required to reflect the different foreign exchange translation treatment between U.S. and Canadian GAAP. At September 30, 2000, the balance of temporary equity for U.S. GAAP purposes, representing principal and accrued dividends on mandatorily redeemable shares is $4,673,000 (December 31, 1999 - $1,068,000).

ii) Stock-based compensation

        Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options. For U.S. GAAP reporting, the company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. As at September 30, 2000, equity balances for deferred stock-based compensation expense and stock options outstanding are $3,292,243 and $3,638,784, respectively.

iii)    New accounting standards

        For U.S. GAAP reporting purposes, the company will be required to adopt FAS 133 "Accounting for Derivative Instruments and Hedging Activities" for the 2001 fiscal year. The company does not use derivative financial instruments for trading purposes and, at present, does not enter into hedging transactions and therefore the impact of FAS 133 on financial reporting will not be material.


                                                                             (6)

HYDROGENICS CORPORATION
Notes to Financial Statements
(Unaudited) SEPTEMBER 30, 2000
------------------------------------------------------------------------------

(expressed in U.S. dollars)


        In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - an interpretation of APB Opinion No. 25" (FIN 44). FIN 44 clarifies the application of APB Opinion No. 25 and among other issues clarifies the definition of an employee for purposes of applying APB Opinion No. 25, the criteria for determining whether a plan qualifies as a non-compensatory plan, and the accounting consequence of various modifications to the terms of previously fixed stock options or awards. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The company does not expect the application of FIN 44 to have a material impact on the company's financial position or results of operations.

        In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements" (SAB 101). SAB 101, as amended by SAB No. 101A, provides guidance on the measurement and timing of revenue recognition in financial statements of public companies. The company does not expect the provisions of SAB 101 to have a material impact on its financial statements.

iv)     Change in reporting currency

        The functional currency of the company is the Canadian dollar. Effective as of December 31, 1999, the company adopted the U.S. dollar as its reporting currency. Under U.S. GAAP, the financial statements, including prior periods, are translated according to the current rate method whereby revenues and expenses are translated at exchange rates prevailing at the respective transaction dates and assets and liabilities are translated at period-end rates. Under Canadian GAAP, at the time of change in reporting currency, the historical financial statements are presented using a translation of convenience whereby all amounts for the current year and comparative figures are translated at the exchange rate prevailing at December 31, 1999. For periods subsequent to December 31, 1999, the Canadian GAAP treatment is consistent with U.S. GAAP.

v)      Comprehensive income

        U.S. GAAP requires disclosure of comprehensive income, which comprises income (loss) and other comprehensive income. The only item of other comprehensive income for the company is the changes to the currency translation adjustment account. As at September 30, 2000, accumulated other comprehensive income (loss) is $267,115 (December 31, 1999 - $(4,953)). Under Canadian GAAP, there is no standard for reporting comprehensive income.

vi)     Pro forma earnings (loss) per share

        The company completed a public underwriting on November 1, 2000 (note 7(b)) causing the automatic conversion of preferred shares to 8,823,500 common shares (note 3). Pro forma basic and fully diluted loss per share, computed assuming the conversion of all outstanding preferred shares at the beginning of the periods presented, or at the date of issuance if later, is ($0.07) for the nine months ended September 30, 2000 and ($0.01) for the three months ended September 30, 2000.


                                                                             (7)